Av Industrial 675
Lima 1 Perú

RECEIVED
2007 MAY 23 A 10:-3
FICE OF INTERI...
CORPORATE FIN...

Ferreyros

Exemption pursuant to Rule 12g3-2(b) **82-4567**

T 511 336 7070
F 511 336 8331

Submission of: **Other information**

Lima, May 18th, 2007

07023753

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

SUPPL

Ref: Important Issues

Dear Sirs:

We hereby inform to you that the Board of Directors according to faculties granted by the Annual Shareholders Meeting held on March 28th, 2007, approved that on June 12th, it will pay cash divi dends of S/. 28'419,600.00 equal to 10% of the nominal value of the shares.

Total shares:	258'360,000
Dividend per share:	S/. 0.11
Period:	2006
Registry date:	June 1st, 2007
Delivery date:	May 29th, 2007

Also, it was approved that the capital stock will increase in S/.51'553,154.40.

The registry date will be determined according to the filing of this increase of capital on the Public Registry.

Faithfully yours,

Ferreyros
AUGUSTA PONCE ZIMMERMANN
Departamento de Valores
JEFE

PROCESSED
MAY 25 2007
THOMSON
FINANCIAL

dlw 5/24

END

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